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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March , 2022.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON OUTLINES HIGH-GRADE GOLD OPPORTUNITIES AT KILGORE

Toronto, Ontario – March 10, 2022 – Excellon Resources Inc. (TSX:EXN; NYSE:EXN; FRA:E4X2) (“Excellon” or the “Company”) is pleased to provide an update on the ongoing review of high-grade gold opportunities from historical exploration of the Kilgore Project in Idaho.

Highlights

●	Intensive review and rebuilding of Kilgore drillhole database demonstrates opportunities to focus on high-grade gold potential with updated exploration techniques.
●	Historic results were often reported in broad intervals, with discrete high-grade zones encountered in diamond drilling including:

o	10.79 g/t Au over 6.20 metres in 16OKC-354;
o	9.53 g/t Au over 13.72 metres in 16OKC-353;
o	11.19 g/t Au over 7.62 metres in 10OKC-228;
o	8.65 g/t Au over 9.14 metres in 10OKC-220;
o	19.75 g/t Au over 4.27 metres in 95EKC-100;

●	Drilling planned to define structures associated with high-grade gold emplacement through first applications of modern downhole and oriented core surveying at Kilgore.

“The opportunity to define high-grade gold and make new high-grade discoveries was a key reason behind our acquisition of the Kilgore Project in 2020,” stated Jorge Ortega, Vice President Exploration. “We are applying a modern approach to historical data and plan to deploy more advanced surveying techniques in the upcoming drill campaigns at Kilgore. Historic results demonstrate numerous high-grade intervals throughout the deposit lithology, often associated with silicified zones, but with minimal associated structural analysis. In this year’s program, we aim to delineate the structures associated with high-grade gold emplacement through drilling, geophysics and continued surface exploration to expand our understanding and the potential of the deposit and project.”

High-Grade Interval Summary

The following table highlights high-grade intervals encountered in historic drilling and reported within broader intervals of lower grade mineralization, also noting the drilling method used: diamond drilling (“Core”) or reverse circulation (“RC”):

	Interval(1)		Interval(2)	Au
Hole ID	From (m)	To (m)	metres	g/t	Method
17OKC-373 and	125.88 136.55	128.93 138.07	3.05 1.52	17.32 30.50	Core
16OKC-354 and	105.16 245.36	109.73 251.46	4.57 6.20	12.18 10.79	Core
16OKC-353	225.55	239.27	13.72	9.53	Core
16OKR-330	65.53	68.58	3.05	24.19	RC
16OKR-318	146.30	149.35	3.05	19.00	RC
16OKR-315	108.20	132.59	24.39	27.23	RC
15OKR-309 and	126.49 143.26	128.02 156.97	1.53 13.71	12.55 14.26	RC
15OKR-308	228.60	231.65	3.05	23.23	Core
10OKC-228	69.19	76.81	7.62	11.19	Core
10OKC-220	45.42	54.56	9.14	8.65	Core
10OKC-215	118.57	121.62	3.05	12.73	Core
10OKC-210	113.69	116.74	3.05	20.89	Core
10OKC-208	130.76	133.81	3.05	8.51	Core
KG04-2	124.97	128.02	3.05	14.46	Core
95EKC-100*	53.64	57.91	4.27	19.75	Core
95EKR-92*	42.67	57.91	15.24	37.66	RC
95EKM-5 and	81.38 90.53	82.92 95.10	1.53 4.57	12.75 29.31	RC
94EKR-86	77.72	80.77	3.05	46.68	RC
94EKR-81*	44.20	47.24	3.04	8.71	RC

* Not previously disclosed.

(1) From-to intervals are measured from the drill collar.

(2) All intervals are reported as drilled length.

2022 Exploration Plans

The Kilgore deposit is a caldera-related epithermal gold deposit in Clark County, Idaho with a current Indicated Resource of 44.6 million tonnes at 0.58 g/t Au for 825,000 ounces Au and an Inferred Resource of 9.4 million tonnes at 0.45 g/t Au for 136,000 ounces Au.

The primary objectives of the 2022 exploration program at Kilgore are to (i) grow and increase the grade of the existing mineral resource and (ii) define vertical to sub-vertical high-grade zones within the existing mineral resource and to depth in the underlying Aspen formation. Detailed planning for the program is ongoing, but is expected to include a combination of drilling, geophysics and surface work.

The proposed drilling program comprises two phases to define structures associated with high-grade gold emplacement through the first applications of modern downhole survey and core orientation equipment at Kilgore, including (i) the confirmation of historic high-grade intercepts within the Kilgore deposit and (ii) exploration along trend and at depth focused on defined geophysical, geochemical and structural features associated with gold mineralization.

Geophysical surveying is expected to include induced polarization and magnetotelluric surveys over the Kilgore deposit and high priority targets to (i) better define structural features associated with gold mineralization and (ii) define additional drill targets.

Surface work is expected to include mapping, sampling and soils over key areas, following up on Advanced Spaceborne Thermal Emission and Reflection Radiometer (ASTER) defined targets (see Company’s press release dated December 21, 2020).

Additional details and scheduling will be provided in due course.

Figure 1 – Long Section of Kilgore Deposit with High-Grade Intervals

95EKR-92
95EKM-5
95EKC-100
16OKR-330
10OKC-220
94EKR-86
16OKC-354
10OKC-228
94EKR-81
A
A'
Inferred Resource
Indicated Resource
10OKC-208
15OKR-309
16OKR-318
17OKC-373
10OKC-215
16OKR-315
10OKC-210
16OKC-353
15OKR-308
16OKC-354
KG04-2
0
800
Major structure
N
A'
A
17OKC-373
3.05 m @ 17.32 g/t Au
and
1.52 m @ 30.50 g/t Au
16OKC-354
4.57 m @ 12.18 g/t Au
and
6.20 m @ 10.79 g/t Au
16OKC-353
13.72 m @ 9.53 g/t Au
16OKR-330
3.05 m @ 24.19 g/t Au
16OKR-318
3.05 m @ 19.00 g/t Au
16OKR-315
24.39 m @ 27.23 g/t Au
15OKR-309
1.53 m @ 12.55 g/t Au
and
13.71 m @ 14.26 g/t Au
15OKR-308
3.05 m @ 23.23 g/t Au
10OKC-228
7.62 m @ 11.19 g/t Au
10OKC-220
9.14 m @ 8.65 g/t Au
10OKC-215
3.05 m @ 12.73 g/t Au
10OKC-210
3.05 m @ 20.89 g/t Au
10OKC-208
3.05 m @ 8.51 g/t Au
KG04-2
3.05 m @ 14.46 g/t Au
95EKC-100
4.27 m @ 19.75 g/t Au
95EKR-92
15.24 m @ 37.66 g/t Au
95EKM-5
1.53 m @ 12.75 g/t Au
and
4.57 m @ 29.31 g/t Au
94EKR-86
3.05 m @ 46.68 g/t Au
94EKR-81
3.04 m @ 8.71 g/t Au
New composite
Historical composite
g/t Au
9
6
3
1
0.5
0.1
0.002
Composite longitudinal section
Looking SE
Plunge −10
Azimuth 215
0
50
100
150

Figure 2 – Historically Reported Intervals

Hole ID	Interval (1)		Interval (2)	Au	Method
	From (m)	To (m)	metres	g/t	
17OKC-373	113.70	133.50	**24.40**	**4.33**	Core
16OKC-354	85.30	112.80	**27.50**	**2.63**	Core
and	240.80	321.60	**80.80**	**1.87**	
16OKC-353	164.60	292.60	**128.00**	**1.79**	Core
16OKR-330	65.60	115.80	**50.30**	**2.04**	RC
16OKR-318	93.00	213.40	**120.40**	**1.55**	RC
16OKR-315	96.00	126.50	**30.50**	**5.37**	RC
15OKR-309	118.90	213.40	**94.50**	**4.21**	RC
15OKR-308	184.40	234.70	**50.30**	**4.24**	Core
10OKC-228	11.90	99.70	**87.80**	**1.26**	Core
10OKC-220	33.20	63.70	**30.50**	**2.81**	Core
10OKC-215	110.90	152.00	**41.10**	**1.30**	Core
10OKC-210	86.30	116.70	**30.40**	**2.53**	Core
10OKC-208	130.80	186.30	**55.50**	**1.36**	Core
KG04-2	112.80	164.60	**51.80**	**1.25**	Core
95EKM-5	81.38	95.10	**13.72**	**10.30**	RC
94EKR-86	76.20	96.01	**19.81**	**7.56**	RC

Technical Information and Quality Control Notes

Refer to the technical report, including Section 11, titled "Independent Technical Report and Preliminary Economic Assessment - Kilgore Project - Clark County, Idaho, USA" with an effective date of July 30, 2019, which is available on the SEDAR profile of Otis Gold Corp., or on the Company's website.

Qualified Person

Mr. Jorge Ortega, P. Geo., Vice President Exploration, has acted as the Qualified Person, as defined in National Instrument 43-101, with respect to the disclosure of the scientific and technical information contained in this press release.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, a high-grade silver mine producing in Mexico since 2005; Kilgore, an advanced gold exploration project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.
Brendan Cahill, President & Chief Executive Officer

Jorge Ortega, Vice President Exploration

(416) 364-1130
info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential strategic transactions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company's public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on Excellon’s website and in its press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company, or online at http://www.sec.gov/edgar.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: March 10, 2022	By:	/s/ Brendan Cahill
President and Chief Executive Officer